Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on October 24, 2012. At this meeting, shareholders voted on the election of trustees. With regard to the election of the following Class II Trustees by shareholders of the Fund:

	# of shares
	For	Against	Withheld
Tracy V. Maitland	9,982,931	231,494	152,342
Ronald A. Nyberg	9,966,673	254,618	145,476

The other Trustees of the Fund whose terms did not expire in 2012 are Daniel Black, Randall C. Barnes, Derek Medina, Gerald L. Seizert and Michael A. Smart.